1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2023
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: December 19, 2023	By	/s/ Wendell Huang

Wendell Huang

Vice President and Chief Financial Officer

TSMC Announces Dr. Mark Liu Not to Participate in Next Board of Directors Election

HSINCHU, Taiwan, R.O.C., Dec. 19, 2023 - TSMC (TWSE: 2330, NYSE: TSM) today announced that its Chairman Dr. Mark Liu has decided not to seek the nomination of TSMC board membership for the next term and will retire from the Company after the 2024 Annual Shareholders Meeting. TSMC’s Nominating, Corporate Governance and Sustainability Committee of the board recommends vice chairman Dr. C.C. Wei succeed as the company’s next Chairman, subject to the election of the incoming board in June 2024.

Dr. Mark Liu joined TSMC in 1993 and assumed the role of chairman after Founder Dr. Morris Chang’s retirement since June 2018. During his tenure, Dr. Mark Liu has reaffirmed the Company’s commitment to its mission and focused on enhancing corporate governance and competitiveness particularly in technology leadership, digital excellence, and global footprint.

“The past 30 years with TSMC has been an extraordinary journey for me. I want to extend my sincerest thanks to our incredibly talented team who made the company the global leader it is today,” said TSMC Chairman Dr. Mark Liu. “It has been a privilege to serve as Chairman after our legendary Founder Dr. Morris Chang for such a world-renowned enterprise. I now would like to give my decades of semiconductor experience to other use, spend more time with my family, and start the next chapter of my life. I will continue to oversee the corporate governance with the Board diligently until the last day of this term. I am confident that TSMC will continue to perform outstandingly in the years to come.”

About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 288 distinct process technologies, and manufactured 12,698 products for 532 customers in 2022 by providing broadest range of advanced, specialty and advanced packaging technology services. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

#    #    #

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.712-5036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com